K&L Gates LLP Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

November 17, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Irene Paik

Re:	Cue Biopharma, Inc.

Registration Statement on Form S-1

Filed September 21, 2017

File No. 333-220550

Dear Ms. Paik:

On behalf of Cue Biopharma, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on November 14, 2017 with respect to the Company’s registration statement on Form S-1 (File No. 333-220550) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”) responding to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

1.	We note your response to our prior comment two and your risk factor disclosure stating that you do not expect to complete the offering if you do not receive approval for the listing of your common stock on Nasdaq. Please revise your cover page and other disclosures related to Nasdaq listing to clarify that you will not complete the sale of any shares if you do not receive Nasdaq listing approval. Alternatively, discuss the factors that you will consider in deciding whether to continue with your offering.

In response to this comment, revised disclosure has been added on the cover page and page 13 of the Registration Statement Amendment and certain disclosure has been deleted on page 101 of the Registration Statement Amendment.

2.	We note your revised disclosure in response to to our prior comment five. However, the referenced studies do not appear to compare the CUE Biologics platform to other existing immunotherapies on a head to head basis. Additionally, it is inappropriate at this stage to conclude that a product in preclinical development is superior to existing immunotherapies. Please remove the tables on pages 4 and 50. Alternatively, provide additional analysis explaining why this table is appropriate.

U.S. Securities and Exchange Commission

November 17, 2017

The tables on pages 4 and 50 of the Registration Statement have been removed from the Registration Statement Amendment in response to this comment.

3.	Please revise your disclosure to clearly indicate that the adjustments you recorded in 2016 and 2015 were to correct the classification of patent legal costs and intellectual property management fees from research and development expenses to general and administrative expenses. Also, revise your disclosure to present the 2016 amounts you recorded. This comment also applies to your 2017 and 2016 interim financial information included in your similar footnote on page F-31 of your interim financial statements.

In response to this comment, revised disclosure has been added on pages 70, F-7 and F-8 of the Registration Statement Amendment and certain disclosure has been deleted on page F-31 of the Registration Statement Amendment.

4.	Please amend your filing to provide a signed consent from your auditor.

A signed consent from the Company’s auditor is filed as Exhibit 23.1 to the Registration Statement Amendment.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch

Mark Busch

cc:	Daniel Passeri, Chief Executive Officer

Gary Schuman, Chief Financial Officer